Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

May 16, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited consolidated interim financial results for the Company for the quarter ending March 31, 2011.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

May 16, 2011

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX Exchange – FR	May 16, 2011
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Earns a Record $23.9 million in First Quarter of 2011

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited consolidated interim financial results for the Company for the first quarter ending March 31, 2011. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

All financial information is prepared in accordance with IFRS and all dollar amounts from this date forward are expressed in US dollars unless otherwise indicated, and all Cash Costs information is now being presented on a payable ounces basis with no metal deduction added to smelting and refining costs. All prior period information has been restated or reclassified for comparative purposes unless otherwise noted.

2011 FIRST QUARTER HIGHLIGHTS

HIGHLIGHTS	First Quarter 2011	First Quarter 2010	Change Year-on-Year	Fourth Quarter 2010	Change from Fourth Quarter 2010
Revenues	$55.3 million	$17.7 million	Up 211%	$40.1 million	Up 38%
Mine Operating Earnings	$35.6 million	$7.2 million	Up 397%	$24.0 million	Up 49%
Net Earnings after Taxes	$23.9 million	$0.4 million	Up 5300%	$13.7 million	Up 75%
Cash Flow Per Share (a non-IFRS measure)	$0.34 per share	$0.07 per share	Up 407%	$0.23 per share	Up 52%
Earnings Per Share - basic	$0.24 per share	$0.00 per share	Up 4913%	$0.15 per share	Up 63%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,769,208 oz. Ag	1,409,825 oz. Ag	Up 25%	1,757,332 oz. Ag	Up 1%
Silver Equivalent Ounces Produced	1,825,366 eq. oz.	1,619,403 eq. oz.	Up 13%	1,827,987 eq. oz.	-
Payable Silver Ounces Produced	1,751,312 oz. Ag	1,112,292 oz. Ag	Up 57%	1,738,741 oz. Ag	Up 1%
Silver Equivalent Ounces Sold	1,762,123 eq. oz.	1,298,659 eq. oz.	Up 36%	1,690,741 eq. oz.	Up 4%
Total Cash Costs per Ounce	$8.26	$7.67	Up 8%	$7.78	Up 6%
Average Revenue per Payable Equivalent Ounces Sold	$32.60	$16.73	Up 95%	$25.06	Up 30%
Cash and Cash Equivalents (as at March 31)	$85.6 million	$8.3 million	Up 934%	$41.2 million	Up 109%

Results of Operations:

  Generated Revenues of $55.3 million for the first quarter of 2011, an increase of 211% compared to $17.7 million in the first quarter of 2010 and an increase of 38% or $15.2 million compared to the fourth quarter of 2010, spurred on by a 95% increase in the average realized price of silver, combined with a 13% increase in production. Smelting and refining charges decreased to 4% of gross revenue in 2011 compared to 17% of gross revenue in the first quarter of 2010. Average refining charges for doré in the first quarter were $0.37 per equivalent silver ounce whereas smelting charges for concentrates were $5.46 per equivalent silver ounce.
  Recognized Mine Operating Earnings of $35.6 million for the first quarter of 2011 compared to $7.2 million in the first quarter of 2010, an increase of 397%. The increase was attributed to an increase in production from 1.3 million ounces of silver equivalent (not including pre-commercial production) in 2010 to 1.8 million ounces of silver equivalent in the first quarter of 2011, combined with an increase in average realized silver sales prices from $16.73 in the first quarter of 2010 to $32.60 in the first quarter of 2011.

  Earned cash flows from operations of $34.4 million ($0.34 per share) (a non-IFRS measure) for the first quarter of 2011 compared to $6.3 million ($0.07 per share) for the first quarter of 2010, an increase of 407%.

  The Company generated net earnings of $23.9 million for the first quarter of 2011 compared to net earnings of $0.4 million in the first quarter of 2010 and net earnings of $13.7 million in the fourth quarter of 2010.

  The Company generated basic earnings per common share (“EPS”) after current income tax provision (a non-IFRS measure) of $0.29 for the first quarter of 2011. EPS for the first quarter of 2011 after current and deferred income taxes was $0.24, compared to EPS of $0.00 for the first quarter of 2010 and $0.15 for the fourth quarter of 2010.

  Increased production from 1,619,403 silver equivalent ounces in the first quarter of 2010 to 1,825,366 silver equivalent ounces in 2011, an increase of 13%. Production was comparable with the fourth quarter of 2010 with a 1% increase in silver production but a slight decrease of production of equivalents from lead and gold. The Company continues to produce 97% of its production as pure silver, making First Majestic the purest silver producing mining company in the world.

  Total Cash Costs per ounce (a non-IFRS measure) increased by 6% from $7.78 in the fourth quarter of 2010 to $8.26 in the first quarter of 2011, due to increased costs of energy, reagents, labour and a 3% appreciation of the Mexican Peso relative to the US dollar.

  Cash and cash equivalents increased to $85.6 million compared to $41.2 million as at December 31, 2010 and improved working capital to $84.9 million from $46.1 million as at December 31, 2010. The current cash balance as at May 13, 2011 was approximately $97.1 million, giving the Company a very solid financial base to work from to continue to expand the La Parrilla operation and to build out the new Del Toro operation; both currently under construction.

IN SUMMARY

First Majestic has experienced a new record for quarterly earnings for the first quarter of 2011 due to a 30% increase in average realized silver prices over the prior quarter and a 95% increase from the same quarter of 2010. Silver production in the first quarter remained steady at the same levels as the fourth quarter of 2010, which is up 25% over the first quarter of 2010.

“In this past quarter, the Company benefited from the strong surge in silver prices while maintaining its production levels comparable to the previous quarter, even with two major construction projects underway. The expansion of the La Parrilla operation is proceeding well and on track while land clearing and mine development at Del Toro is advancing nicely. We are continuing to focus on our capital projects to expand production in the second half of 2011 and to plan for further growth into 2012 and beyond. Weakness in the US dollar is translating into a higher Mexican Peso and thus a higher US denominated cash costs. As well, some core inflation in the prices of materials and energy used in the processing of silver is occurring. The production outlook remains unchanged as does the cash cost outlook, but we will revisit our cost estimates after the second quarter to determine if our cash cost outlook can remain constant for 2011. We are attempting to counter cost increases with an aggressive growth strategy to yield higher throughputs and economies of scale, as we continue to focus on building our production levels in the short and long term” commented Keith Neumeyer, President and CEO of First Majestic.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.